February 9, 2026

Scott Yessner
Chief Financial Officer
BRC Group Holdings, Inc.
11100 Santa Monica Blvd, Suite 800
Los Angeles, CA 90025

       Re: BRC Group Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 30, 2026
           CIK No. 0001464790
Dear Scott Yessner:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Sara L. Terheggen, Ph.D., J.D.